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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

|X|Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b*).
================================================================================
1. Name and Address of Reporting Person.

   John Hancock Mutual Life Insurance Company
--------------------------------------------------------------------------------
    (Last)                       (First)                   (Middle)

   P.O. Box 111
--------------------------------------------------------------------------------
                                 (Street)

   Boston,                         MA                      02117
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   (City)                        (State)                   (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   K-Swiss, Inc. (KSWS)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   04-1414660
================================================================================
4. Statement for Month/Year

   3/99
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5. If Amendment, Date of Original (Month/Year)

   N/A
================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ] Director                           [ X ] 10% Owner
   [   ] Officer (give title below)         [   ] Other (specify)
================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================



1. Title of Security      2. Trans-     3.Trans-      4.  Securities Acquired (A)    5. Amount of        6.Owner-       7.Nature
   (Instr. 3)                action       action          or Disposed of (D)            Securities         Ship           of In-
                             Date         Code            (Instr. 3, 4 and 5)           Beneficially       Form:          direct
                                          Instr. 8)                                     Owned at           Direct         Bene-
                                        ------------------------------------------      End of Month       (D) or         ficial

                            (Month/                                                                        Indirect       Owner-
                             Day/                                    (A) or                                (I)            ship
                             Year)        Code    V        Amount    (D)     Price                         (Instr.4)      (Instr.4)

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Class A Common Stock        3/24/99        S              132,000     D      $23.41     534,386(fn1)           D            N/A
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

Reminder:  Report on a separate line for each class of securities beneficiall owned directly or indirectly.
         (Over)
                            (Print or Type Responses)            SEC 1474 (3/91)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


====================================================================================================================================

1.Title      2.Conver-  3.Trans-   4.Transac-   5.Number of    6.Date Exer-  7.Title   8.Price   9.Number   10.Owner-   11.Na-
  of           sion or    action     tion Code    Derivative     cisable       and       of        of          ship        ture
  Deri-        Exercise   Date      (Instr. 8)    Securities     and Ex-       Amount    Deriv-    Deriv-      Form        of In-
  vative       Price                              Acquired       piration      of        ative     ative       of De-      direct
  Security     of         (Month/                 (A) or         Date          Under-    Secur-    Secur-      rivative    Bene-
 (Instr. 3)    Deriv-      Day/                   Disposed of    (Month/       lying     ity       ities       Secu-       ficial
               ative       Year)                  (D) (Instr.    Day/ Year)    Secur-  (Instr. 5)  Bene-       rity;       Own-
               Security                           3, 4 and 5)                  ities               ficially    Direct      ership
                                                                              (Instr. 3            Owned       (D) or     (Instr. 4)
                                                                               and                 at End      Indi-
                                                                               4)                  of          rent (l)
                                    ------------------------------------------------------         Month      (Instr. 4)
                                    Code   V     (A)  (D)    Date    Expira-  Title Amount
                                                             Exer-   tion           or
                                                             cisable Date           Number
                                                                                    of
                                                                                    Shares
------------------------------------------------------------------------------------------------------------------------------------

Collar
arrange-                                                                    Common
ment(right/    (fn2)     3/10/99     J            1       3/13/04  3/13/04  Stock  200,000(fn1) (fn2)    1          D
obligation
to sell)
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

Explanations of Responses:

     (1) On March 15, 1999, the Common Stock of K-Swiss split 2 for 1 resulting in the Reporting Person's acquisition of an additional 418,193 shares of Class A Common Stock. The collar arrangement reported in Table 2 was entered into with respect to 100,000 shares of Common Stock, but has been adjusted to reflect the stock split.

     (2) On March 10, 1999, the Reporting Person entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, 3/13/04, the Reporting Person has the right to require the financial institution to purchase 200,000 shares of K-Swiss, Inc. common stock from the Reporting person at a price of $48.79125 per share or alternatively, the financial institution has the right to require the Reporting Person to sell to it 200,000 share of K-Swiss, Inc. common stock at a price of $59.6338 per share. In connection with the execution of the collar arrangement, the financial institution paid a net fee of $1,067,986 to the Reporting Person.



                                     JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                     By:/s/Jane T. Philippi
                                        ---------------------      ------------
                                        Jane T. Philippi             Date
                                        Vice President


****Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                 Page 2
                                                                 SEC 1474 (3/91)


Note: File three copies of this Form, one of which must be manually signed If space provided is insufficient, see Instruction 6 for procedure.